
July 8, 2025

Alexander Saverys
Chief Executive Officer
CMB.TECH NV
De Gerlachekaai 20
2000 Antwerp
Belgium

> **Re: CMB.TECH NV**
> **Registration Statement on Form F-4**
> **Filed July 1, 2025**
> **File No. 333-288458**

Dear Alexander Saverys:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Keith Billotti